

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Amir Dan Rubin
Chair, Chief Executive Officer and President
1Life Healthcare Inc
One Embarcadero Center, Suite 1900
San Francisco, CA 94111

> **Re: 1Life Healthcare Inc**
> **Registration Statement on Form S-4**
> **Filed July 6, 2021**
> **File No. 333-257720**

Dear Mr. Rubin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven J. Tonsfeldt, Esq.